Doug Jennings| Chief Compliance Officer
6125 Memorial Drive
Dublin, OH 43017
O (614) 923-1143 | F (614) 397-9345
E djennings@meederinvestment.com

October 11, 2016

VIA EDGAR

Ms. Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Meeder Funds (the “Trust”)
File Nos. 2-85378 and 811-3462
Responses to SEC Comments on Post-Effective Amendment No. 81

Dear Ms. O’Neal-Johnson:

Thank you for your verbal comments of September 28, 2016 to the Prospectus and Statement of Additional Information for the Meeder Funds (the “Funds”).

This correspondence provides our responses to those comments and suggestions on that filing (Post-Effective Amendment No. 81 to the Trust’s Registration Statement on Form N-1A filed July 15, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended).

Revisions made pursuant to these comments will be incorporated into the Fund’s Post-Effective Amendment No. 81 to be filed on October 14, 2016 pursuant to Rule 485(b) and intended to be effective that same date.

For your convenience, your comments or suggestions are summarized in italics below, immediately followed by our responses.

1.
Comment: Review the derivative risk disclosures for each of the Funds and make revisions necessary to identify particular derivatives utilized by the Funds and their associated risks in accordance with the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010).

Ms. Deborah O’Neal-Johnson
October 11, 2016
Page | 2

Response: We are reviewing these risk disclosures and derivative investment strategies for each of the Funds and will make appropriate changes to the risk disclosures upon completion of that review.

2.	Comment: Confirm that if the funds intend to write or sell credit default swaps, they will cover the full notational value of the contracts.

Response: The Funds have not engaged in such sales to date. In the event the Funds write or sell credit default swaps, they will cover the full notational value of the instruments.

3.	Comment: State whether the waiver of management fees for the Quantex Fund may be terminated early and whether the waiver contains recoupment provisions.

Response: The filing has been revised to disclose that the Quantex waiver may not be changed or terminated during the contractual time period. The waiver does not have recoupment provisions.

4.	Comment: For the junk bond risk disclosure in the Balanced Fund, identify the speculative nature of these investments.

Response: The filing has been revised to address this issue.

5.	Comment: For the Muirfield Fund, include references to credit quality risk and high yield risk.

Response: The filing has been revised to address this issue.

6.	Comment: For any Fund that sells short, confirm that the Fund will disclose dividends or interest expenses associated with any short sales.

Response: Dividend or interest expenses associated with any short sales will be reported in the annual fund operating expense table.

7.	Comment: For the Total Return Bond Fund, confirm that the Fund does not use the notational value of derivatives with respect to its policy to invest, under normal market conditions, at least 80% of its assets in bonds and fixed income securities.

Response: The Fund does not currently include the value of derivatives for purpose of calculating its 80% investment policy, but would use the market value of the derivatives, not their notational value, for that purpose should it do so in the future.

Ms. Deborah O’Neal-Johnson
October 11, 2016
Page | 3

8.	Comment: For the Money Market Fund, confirm that the Funds have records available to support disclosure of the fund’s net asset value per share.

Response: The Funds maintain records supporting the published schedule of the fund’s net asset value per share.

9.	Comment: With respect to the Infrastructure Fund, state the Fund’s policy with respect to concentration and borrowing in the Statement of Additional Information.

Response: The existing Statement of Additional Information sets forth the Fund’s policies with respect to concentration and borrowing, both of which are considered fundamental investment policies that may not be changed without shareholder approval.

The Funds further acknowledge:

1.	Should the Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. I would appreciate it if you would send a copy or otherwise direct any communication relating to this filing to my attention.

If you have any questions or need additional information, please contact me.

Sincerely,

MEEDER ASSET MANAGEMENT, INC.

/s/ Douglas R. Jennings

Douglas R. Jennings
Chief Compliance Officer